

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 7, 2017

Via E-mail
Seamus Lagan
Chief Executive Officer and President
Rennova Health, Inc.
400 South Australian Avenue, Suite 800
West Palm Beach, Florida 33401

> **Re:** **Rennova Health, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Response dated May 31, 2017**
> **File No. 333-217350**

Dear Mr. Lagan:

We have reviewed your supplemental response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Cover Page

1. Please revise to describe the pricing terms of the amortization provisions of the Debentures. Specifically address the ability of the investors to convert at a price that is 85% of the volume weighted average price at the time of conversion and that the investors may increase the conversion amount subject to the alternative conversion price by up to four times the amortization amount.

Please contact Michael Killoy at (202) 551-7576 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Mining

cc:    J. Thomas Cookson, Esq.
       Shutts & Bowen LLP